SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 4)


                         First Federal Bancorp, Inc.
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                              (Name of Issuer)

                                Common Shares
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                       (Title of Class of Securities)

                                 319966 10 7
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                               (CUSIP Number)


                             Cynthia A. Shafer,
                      Vorys, Sater, Seymour and Pease,
                           Suite 2100, Atrium Two,
                           221 East Fourth Street
                           Cincinnati, Ohio 45202
                               (513) 723-4009
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                          N/A (filing not required)
----------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of [SECTIONS] 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


                                SCHEDULE 13D

CUSIP NO. 319966 10 7

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1.    NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

          J. William Plummer

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]
      (b)    [ ]

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3.    SEC USE ONLY:

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4.    SOURCE OF FUNDS:

          SC, PF

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e):                                  [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States
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                    7.    SOLE VOTING POWER:
NUMBER OF
SHARES                    146,109
BENEFICIALLY        --------------------------------------------------------
OWNED               8.    SHARED VOTING POWER:
BY EACH
REPORTING PERSON          75,170
WITH:               --------------------------------------------------------
                    9.    SOLE DISPOSITIVE POWER:

                          146,109
                    --------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER:

                          75,170
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          221,279

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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES:                                         [ ]

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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          6.8%

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14.   TYPE OF REPORTING PERSON:

          IN

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Item 1.  Security and Issuer.
-------

         Common shares, no par value
         First Federal Bancorp, Inc.
         505 Market Street
         Zanesville, Ohio 43701

Item 2.  Identity and Background.
-------

         (a)  J. William Plummer

         (b)  505 Market Street
              Zanesville, Ohio 43701

         (c) President and Chief Executive Officer of First Federal Bancorp, Inc., and First Federal Savings Bank of Eastern Ohio 505 Market Street
              Zanesville, Ohio 43701

         (d) During the last five years, Mr. Plummer has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Plummer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Plummer is a citizen of the United States of America.

Item 3.  Source and Amount of Funds and Other Consideration.
-------

         Since the filing of Amendment No. 3 to Mr. Plummer's Schedule 13D, Mr. Plummer has acquired no shares except the acquisitions of options granted by the issuer. He has also sold some shares and transferred 61,170 shares to a trust controlled by and for the benefit of his spouse. All numbers have been adjusted to reflect two stock dividends in the nature of 2-for-1 stock splits.

Item 4.  Purpose of Transaction.
-------

         All shares held by Mr. Plummer are held for investment. Other than as a member of the Board of Directors and management of the issuer, which regularly considers such matters, Mr. Plummer has no plans or proposals relating to or which would result in any of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, other than additional shares that may be acquired pursuant to the issuer's stock benefit plans;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure;

         (g) Changes in the issuer's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
-------

         (a) Mr. Plummer beneficially owns 221,279 shares, which is 6.8% of the total issued and outstanding common shares of the issuer.

         (b) Mr. Plummer has sole voting and dispositive power with respect to 146,109 shares, shared voting and dispositive power with respect to 61,170 shares held by Mr. Plummer's spouse, and 14,000 shares held as co-trustee of the First Federal Savings Bank of Eastern Ohio Defined Benefit Pension Plan (the "Pension Plan").

              The Pension Plan, organized in Ohio, was established as a defined benefit plan for the employees of First Federal Savings Bank of Eastern Ohio, the wholly owned subsidiary of the issuer, and has the same address as the issuer. The co-trustees of the Pension Plan are Ward D. Coffman, III, Patrick
              L. Hennessey and John C. Matesich, III, who are directors of the issuer. To the knowledge of Mr. Plummer, the following are the business addresses and information with respect to the employment of such persons:

                    Ward D. Coffman, III
                    Attorney
                    Ward D. Coffman, III, Law Offices
                    P. O. Box 1147
                    Zanesville, Ohio 43702-1147

                    Patrick L. Hennessey
                    President
                    P & D Transportation
                    1705 Moxhala Ave.
                    Zanesville, Ohio 43701

                    John C. Matesich, III
                    President
                    Matesich Distributing Co.
                    1190 E. Main Street
                    Newark, Ohio 43055

              Mr. Plummer's wife is Jane H. Plummer. Ms. Plummer is a citizen of the United States of America, and during the past five years, Ms. Plummer has neither been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Plummer has the same address as Mr. Plummer and is a fee-based construction loan inspector.

         (c) During the last sixty days, Mr. Plummer was granted options to purchase 15,000 shares pursuant to stock option plans of the issuer.

         (d)  Inapplicable.

         (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With ------- Respect to Securities of the Issuer.

         There are no new contracts, arrangements, understandings or relationships between Mr. Plummer and any other person with respect to any securities of the issuer, except for award agreements pursuant to the issuer's stock option plans.

Item 7.  Material to be Filed as Exhibits.
-------

         Exhibit A: First Federal Bancorp, Inc., 1992 Incentive Stock Option Plan for Officers and Key Employees (the "1992 Option Plan")

         Exhibit B: Form of Award Agreement under the 1992 Option Plan

         Exhibit C: First Federal Bancorp, Inc., 1994 Stock Option Plan for Officers and Key Employees (the "1994 Option Plan")

         Exhibit D: Form of Award Agreement under the 1994 Option Plan

         Exhibit E: First Federal Bancorp, Inc., 1997 Performance Stock Option Plan for Senior Executive Officers and Outside Directors (the "1997 Option Plan")

         Exhibit F: Form of Award Agreement under the 1997 Option Plan

         Exhibit A is incorporated by reference to Exhibit 10.2 to the issuer's Annual Report on Form 10-KSB filed on December 28, 1998. Exhibit C is incorporated by reference to Exhibit 4 to the issuer's Registration Statement on Form S-8 filed on July 17, 1995. Exhibit E in incorporated by reference to Exhibit 4(a) to the issuer's Registration Statement on Form S-8 filed on December 9, 1998.


Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_/s/ J. William Plummer
-----------------------
Signature

J. William Plummer
-----------------------
Name

_01/29/02_______
-----------------------
Date


                                  EXHIBIT B

                               AWARD AGREEMENT
                        FOR AN INCENTIVE STOCK OPTION
                                    UNDER
                       THE FIRST FEDERAL BANCORP, INC.
                      1992 INCENTIVE STOCK OPTION PLAN
                       FOR OFFICERS AND KEY EMPLOYEES

      1. An Incentive Stock Option for a total of Three Thousand Two Hundred Forty-one (3,241) shares (the "Option") of the common shares, without par value (the "Common Shares"), of First Federal Bancorp, Inc., an Ohio corporation (the "Company"), is hereby granted to <First_Name>
<Last_Name> (the "Optionee"), and is subject in all respects to the provisions, terms and conditions of the First Federal Bancorp, Inc., 1992 Incentive Stock Option Plan for Officers and Key Employees (the "Plan"), which is incorporated herein by reference.

      2. The option exercise price per Common Share of the Company purchasable under this Option, as determined by the Committee, shall be $5.875 per share.

      3. This Option shall not be exercised unless the Common Shares issued upon such exercise are first registered pursuant to any applicable federal or state laws or regulations, or, in the opinion of the counsel to the Company, are exempt from such registration.

      4. This Option shall not be assignable or transferable by the Optionee, except by will or the laws of descent and distribution. The terms and conditions of this Option shall be binding upon the executors, administrators and heirs of the Optionee.

      5. This Option shall not be exercised more than ten (10) years from the date of its grant, and may be exercised during such term only in accordance with the terms of the Plan.

      6. Subject to Section 5 of this Award Agreement, exercise of this Option to purchase less than the total number of Common Shares subject to this Option shall be permitted at any time and from time to time.

      7. This Option is intended to be an Incentive Stock Option (an "ISO") as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The Optionee hereby acknowledges that in order for this Option to qualify as an ISO, the Optionee must comply with the following additional conditions:

            a. The Optionee must remain employed by the Company (or subsidiary of the Company) at least until three months before the option is exercised (or one year in the case of and Optionee who is disabled within the meaning of Section 22(e)(3) of the Code);

            b. The Optionee may not dispose of the Common Shares acquired upon the exercise of this Option (i) within two years of the date of the grant of this Option, and (ii) within one year after the date of the exercise of this Option; and

            c. The aggregate fair market value (determined as of the date of the grant of this Option) of the Common Shares with respect to which ISOs are exercisable under all plans of the Company or a subsidiary for the first time by the Optionee shall not exceed $100,000, or such other limit as may be required by the Code.

      In the event that the Optionee does not comply with the foregoing conditions, this Option will not be deemed to be an ISO under the Code.

      8. This Option may not be exercised for a period of twelve months from the date of its grant.

      9.    The date of the grant of this Option is November 8, 2001.

                                       FIRST FEDERAL BANCORP, INC.


                                       By: _____________________________
                                           ---------------------------
                                           J. William Plummer, President

                                       ATTEST:


                                       By: ____________________________
                                           ------------------------------
                                           Ward D. Coffman, III, Secretary


      The Optionee acknowledges receipt of a copy of the Plan and represents that the Optionee is familiar with the provisions, terms and conditions thereof. The Optionee hereby accepts this Option subject to all terms, conditions and provisions of the Plan. The Optionee hereby agrees to accept as binding, conclusive and final all decisions and interpretations of the Board of Directors and, where applicable, the Committee, upon and questions arising under the Plan.


                                       ----------------------------------
                                       <First_Name> <Last_Name>, Optionee


                                  EXHIBIT D


                           STOCK OPTION AGREEMENT
                               PURSUANT TO THE
                         FIRST FEDERAL BANCORP, INC.
                         1994 STOCK OPTION PLAN FOR
                         OFFICERS AND KEY EMPLOYEES
                          (Incentive Stock Options)
                          -------------------------

       THIS AGREEMENT is made to be effective as of _______________, by and between First Federal Bancorp, Inc. (the "COMPANY"), and J. William Plummer (the "OPTIONEE").

                                 WITNESSETH:
                                 ----------

      WHEREAS, the Board of Directors of the COMPANY adopted the First Federal Bancorp, Inc. 1994 Stock Option Plan for Officers and Key Employees (the "PLAN") on December 7, 1994;

      WHEREAS, the shareholders of the COMPANY approved the PLAN on February 22, 1995; and

      WHEREAS, pursuant to the provisions of the PLAN, the Board of Directors of the COMPANY has appointed a Stock Option Committee (the "COMMITTEE") to administer the PLAN and the COMMITTEE has determined that an option to acquire common shares of the COMPANY, no par value (the "COMMON SHARES"), should be granted to the OPTIONEE upon the terms and conditions set forth in this Agreement;

      NOW, THEREFORE, in consideration of the premises, the parties hereto make the following agreement, intending to be legally bound thereby:

      1. Grant of Option. The COMPANY hereby grants to the OPTIONEE an option (the "OPTION") to purchase ______________ COMMON SHARES. The OPTION is intended to qualify as an incentive stock option (an "ISO") under
Section 422 of the Internal Revenue Code of 1986, as amended (the "CODE").

      2.    Terms and Conditions of the OPTION.

            (A) OPTION PRICE. The purchase price (the "OPTION PRICE") to be paid by the OPTIONEE to the COMPANY upon the exercise of the OPTION shall be $____ per share, being 100% of the Fair Market Value (as that term is defined in the PLAN) for the COMMON SHARES on _______________.

            (B) Exercise of the OPTION. Subject to the provisions of the PLAN and the other provisions of this Agreement, the OPTION is immediately exercisable. The Option shall remain exercisable until the date of expiration of the OPTION term. The OPTION may be exercised to purchase less than the total number of COMMON SHARES subject to the OPTION at any time and from time to time. The OPTION may not be exercised unless the COMMON SHARES issued upon such exercise are first registered pursuant to any applicable federal or state laws or regulations, or, in the opinion of the counsel to the COMPANY, are exempt from such registration. Nothing contained in the PLAN or in this Agreement shall be construed to require the COMPANY to take any action whatsoever to make exercisable any OPTION or to make transferable any shares issued upon the exercise of any OPTION.

            (C) OPTION Term. The OPTION shall in no event be exercisable after the expiration of ten (10) years from the date of this Agreement.

            (D) Method of Exercise. The OPTION may be exercised by giving written notice of exercise to the COMPANY in care of the President or the Treasurer of the COMPANY stating the number of shares subject to the OPTION in respect of which it is being exercised. Such notice shall be accompanied by payment in full of the OPTION PRICE in cash or by certified or cashier's check, unless the COMMITTEE in its sole discretion permits payment of the OPTION PRICE in COMMON SHARES already owned by the OPTIONEE or by another method approved by the COMMITTEE.

      3. Non-Assignability of the OPTION. The OPTION shall not be assignable or transferrable by the OPTIONEE except by will or the laws of descent and distribution, and the terms and conditions of the OPTION shall be binding upon the executors, administrators, heirs, successors and assigns of the OPTIONEE.

      4.    Incentive Stock Option Qualification.

            The OPTION is intended to be an ISO under Section 422 of the CODE. The OPTIONEE acknowledges that in order for the OPTION to qualify as an ISO, the OPTIONEE must comply with the following additional conditions:

                  (A) The OPTIONEE must remain employed by the COMPANY (or a subsidiary of the COMPANY) at least until three months before the OPTION is exercised (or one year in the case of an OPTIONEE who is disabled within the meaning of Section 22(e)(3) of the
            Code);

                  (B) The OPTIONEE may not dispose of the COMMON SHARES
            acquired upon the exercise of the OPTION (i) within two years of the date of the grant of the OPTION, and (ii) within one year after the date of the exercise of the OPTION; and

                  (C) The aggregate fair market value (determined as of the
            date of the grant of the OPTION) of the COMMON SHARES with respect to which ISOs are exercisable under all plans of the COMPANY or a subsidiary for the first time by the OPTIONEE shall not exceed $100,000, or such other limit as may be required by the CODE.

      To the extent that the OPTIONEE does not comply with the foregoing conditions, such portion of the OPTION will not be deemed to be an ISO under the CODE.

      5. Governing Law. The rights and obligations of the OPTIONEE and the COMPANY under this Agreement shall be governed by and construed in accordance with the laws of the State of Ohio (without giving effect to the conflict of laws principles thereof) in all respects, including, without limitation, matters relating to the validity, construction, interpretation, administration, effect, enforcement, and remedies provisions of the PLAN and its rules and regulations, except to the extent preempted by applicable federal law. The OPTIONEE and the COMPANY agree to submit to the jurisdiction of the state and federal courts of the State of Ohio with respect to matters relating to the PLAN and this Agreement and agree not to raise or assert the defense that such forum is not convenient.

      6. Rights and Remedies Cumulative. All rights and remedies of the COMPANY and of the OPTIONEE enumerated in this Agreement shall be cumulative and, except as expressly provided otherwise in this Agreement, none shall exclude any other rights or remedies allowed by law or in equity, and each of said rights or remedies may be exercised and enforced concurrently.

      7. Captions. The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as a part of this Agreement.

      8. Severability. If any provision of this Agreement or the application of any provision hereof to any person or any circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provision of this Agreement or the application of said provision to any other person or circumstance, all of which other provisions shall remain in full force and effect, and it is the intention of each party to this Agreement that if any provision of this Agreement is susceptible of two or more constructions, one of which would render the provision enforceable and the other or others of which would render the provision unenforceable, then the provision shall have the meaning which renders it enforceable.

      9. Number and Gender. When used in this Agreement, the number and gender of each pronoun shall be construed to be such number and gender as the context, circumstances or its antecedent may require.

      10. PLAN as Controlling. All terms and conditions of the PLAN applicable to options granted thereunder which are not set forth in this Agreement shall be deemed incorporated herein by reference. In the event that any provision in this Agreement conflicts with any term in the PLAN, the term in the PLAN shall be deemed controlling.

      11. Entire Agreement. This Agreement constitutes the entire agreement between the COMPANY and the OPTIONEE in respect of the subject matter of this Agreement, and this Agreement supersedes all prior and contemporaneous agreements between the parties hereto in connection with the subject matter of this Agreement. No change, termination or attempted waiver of any of the provisions of this Agreement shall be binding upon any party hereto unless contained in a writing signed by the party to be charged.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed to be effective as of _______________.


                                       COMPANY:
                                       -------

                                       FIRST FEDERAL BANCORP, INC.




                                       By:________________________________
                                       Its:__________________________


                                       OPTIONEE:
                                       --------


                                       ___________________________________
                                       J. William Plummer


                                  EXHIBIT F

                        STOCK OPTION AWARD AGREEMENT
                PURSUANT TO THE FIRST FEDERAL BANCORP, INC.,
                     1997 PERFORMANCE STOCK OPTION PLAN
             FOR SENIOR EXECUTIVE OFFICERS AND OUTSIDE DIRECTORS
                          (Incentive Stock Options)
                          -------------------------

      THIS AGREEMENT is made to be effective as of _____________, ____, by and between First Federal Bancorp, Inc. (the "COMPANY"), and ___________ (the "OPTIONEE").

                                 WITNESSETH:
                                 ----------

      WHEREAS, the Board of Directors of the COMPANY adopted the First Federal Bancorp, Inc., 1997 Stock Option Plan for Senior Executive Officers and Outside Directors (the "PLAN") on December 4, 1996;

      WHEREAS, the shareholders of the COMPANY approved the PLAN on February 19, 1997;

      WHEREAS, pursuant to the provisions of the PLAN, the Board of Directors of the COMPANY has appointed a Stock Option Committee (the "COMMITTEE") to administer the PLAN; and

      WHEREAS, the COMMITTEE has determined that an option to acquire common shares of the COMPANY, no par value per share (the "COMMON SHARES"), should be granted to the OPTIONEE upon the terms and conditions set forth in this AGREEMENT;

      NOW, THEREFORE, in consideration of the above premises and intending to be legally bound by this AGREEMENT, the parties hereto agree to the following:

      1. Grant of Option. The COMPANY hereby grants to the OPTIONEE an option to purchase ___________ (______) COMMON SHARES (the "OPTION"). The OPTION is intended to qualify as an incentive stock option (an "ISO") under
Section 422 of the Internal Revenue Code of 1986, as amended (the "CODE").

      2.    Terms and Conditions of the OPTION.

      (A) OPTION Price. The purchase price (the "OPTION PRICE") to be paid by the OPTIONEE to the COMPANY upon the exercise of the OPTION shall be $_______ per share, being 100% of the Fair Market Value (as that term is defined in the PLAN) of a COMMON SHARE on ___________________,
      ____.

      (B) Exercise of the OPTION. Subject to the provisions of the PLAN and the other provisions of this AGREEMENT, the OPTION is immediately exercisable in full. The OPTION shall remain exercisable until the date of expiration of the OPTION term. The OPTION may be exercised to purchase less than the total number of COMMON SHARES subject to the OPTION and exercisable at any time and from time to time. The OPTION may not be exercised unless the COMMON SHARES issued upon such exercise are first registered pursuant to any applicable federal and state laws or regulations or, in the opinion of the counsel to the COMPANY, are exempt from such registration. Nothing contained in the PLAN or in this AGREEMENT shall be construed to require the COMPANY to take any action whatsoever to make exercisable any OPTION or to make transferable any shares issued upon the exercise of any OPTION.

      (C) OPTION Term. The OPTION shall in no event be exercisable after the expiration of ten (10) years from the date of this AGREEMENT.

      (D) Method of Exercise. The OPTION may be exercised by delivering written notice of exercise to the COMPANY in care of its President or Treasurer. The notice must state the number of shares subject to the OPTION in respect of which it is being exercised and must be accompanied by payment in full of the OPTION PRICE in cash unless the COMMITTEE in its sole discretion permits payment of the OPTION PRICE in COMMON SHARES already owned by the OPTIONEE or by the surrender of outstanding awards of OPTIONS.

      3. Non-Assignability of the OPTION. The OPTION shall not be assignable or transferable except by will or by the laws of descent and distribution. The terms and conditions of the OPTION shall be binding upon each and every executor, administrator, heir, beneficiary or other successor to the OPTIONEE's interest.

      4. Incentive Stock Option Qualification. The OPTION is intended to be an ISO under Section 422 of the CODE. The OPTIONEE acknowledges that in order for the OPTION to qualify as an ISO, the OPTIONEE must comply with the following additional conditions:

      (A) The OPTIONEE must remain employed by the COMPANY (or a subsidiary of the COMPANY) at least until three months before the OPTION is exercised (or one year in the case of an OPTIONEE who is disabled within the meaning of Section 22(e)(3) of the Code);

      (B) The OPTIONEE may not dispose of the COMMON SHARES acquired upon the exercise of the OPTION (i) within two years of the date of the grant of the OPTION, and (ii) within one year after the date of the exercise of the OPTION; and

      (C) The aggregate fair market value (determined as of the date of the grant of the OPTION) of the COMMON SHARES with respect to which ISOs are exercisable under all plans of the COMPANY or a subsidiary for the first time by the OPTIONEE during any calendar year shall not exceed $100,000, or such other limit as may be required by the CODE.

      To the extent that the OPTIONEE does not comply with the foregoing conditions, such portion of the OPTION will not be deemed to be an ISO under the CODE.

      5. Governing Law. The rights and obligations of the OPTIONEE and the COMPANY under this AGREEMENT shall be governed by and construed in accordance with the laws of the State of Ohio (without giving effect to the conflict of laws principles thereof) in all respects, including, without limitation, matters relating to the validity, construction, interpretation, administration, effect, enforcement and remedies provisions of the PLAN and its rules and regulations, except to the extent preempted by applicable federal law. All disputes and matters whatsoever arising under, in connection with or incident to this AGREEMENT shall be litigated, if at all, in and before a court located in the State of Ohio, U.S.A., to the exclusion of the courts of any other state or country.

      6. Rights and Remedies Cumulative. All rights and remedies of the COMPANY and of the OPTIONEE enumerated in this AGREEMENT shall be cumulative and, except as expressly provided otherwise in this AGREEMENT, none shall exclude any other rights or remedies allowed by law or in equity, and each of said rights or remedies may be exercised and enforced concurrently.

      7. Captions. The captions contained in this AGREEMENT are included only for convenience of reference and do not define, limit, explain or modify this AGREEMENT or its interpretation, construction or meaning and are in no way to be construed as a part of this AGREEMENT.

      8. Severability. If any provision of this AGREEMENT or the application of any provision hereof to any person or any circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provision of this AGREEMENT or the application of said provision to any other person or circumstance, all of which other provisions shall remain in full force and effect. It is the intention of each party to this AGREEMENT that if any provision of this AGREEMENT is susceptible of two or more constructions, one of which would render the provision enforceable and the other or others of which would render the provision unenforceable, then the provision shall have the meaning which renders it enforceable.

      9. PLAN as Controlling. All terms and conditions of the PLAN applicable to options granted thereunder which are not set forth in this AGREEMENT shall be deemed incorporated herein by reference. In the event that any provision in this AGREEMENT conflicts with any term in the PLAN, the term in the PLAN shall be deemed controlling.

      10. Entire Agreement. This AGREEMENT constitutes the entire agreement between the COMPANY and the OPTIONEE in respect of the subject matter of this AGREEMENT, and this AGREEMENT supersedes all prior and contemporaneous agreements between the parties hereto in connection with the subject matter of this AGREEMENT. All representations of any type relied upon by the OPTIONEE and the COMPANY in making this AGREEMENT are specifically set forth herein, and the OPTIONEE and the COMPANY each acknowledge that they have relied on no other representation in entering into this AGREEMENT. No change, termination or attempted waiver of any of the provisions of this AGREEMENT shall be binding upon any party hereto unless contained in a writing signed by the party to be charged.

      IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT to be executed to be effective as of ______________________, ____.


                                       FIRST FEDERAL BANCORP, INC.


                                       By:
                                           -------------------------------
                                           J. William Plummer
                                           its President


                                       OPTIONEE


                                       ______________________________